Mail Stop 3561

August 4, 2009

Curtis C. Kimbrell, III
President and Chief Executive Officer
RoomStore, Inc.
12501 Patterson Avenue
Richmond, Virginia 23238

> **Re: RoomStore, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 8, 2009**
> **File No. 333-158373**

Dear Mr. Kimbrell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. It appears that you are relying on Rule 415 to offer your shares on a continuous or delayed basis. If so, please revise your cover page to check the appropriate box indicating such reliance. Otherwise, please advise.

Prospectus Summary, page 1

2. Please delete the qualifying language in the introductory paragraph since the summary is to include all material aspects of the offering.

3. Please indicate the percentage ownership of your shares for the Heilig-Myers Liquidation Trust. In this regard, state whether subsequent to the distribution to the trust beneficiaries any such person or entity will hold more than 5 percent of your outstanding shares. If so, please provide the information as would be required by Item 403 of Regulation S-K.

Risk Factors, page 5

4. Please either eliminate generic risk factors or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors on pages 7 and 8 appear to contain generic disclosures:

   - Our business operations depend on good relations with our employees.

   - We are dependent on key personnel, and the loss of any executive officer may affect our operations.

   - We may be exposed to potential risks resulting from requirements under Section 404 of the Sarbanes-Oxley Act of 2002.

   Please note these are examples only. Review your entire risk factor section and revise as necessary. Refer to Item 503(c) of Regulation S-K and Updated Staff Legal Bulletin No. 7 available on our website at www.sec.gov/interps/legal/cfslb7a.htm.

Forward-Looking Statements, page 9

5. Please revise the last paragraph of this section to clarify that during the duration of this offering you will update any information that changes materially.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Estimates, page 16

6. Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in determination of your self-insurance or warranty reserves or in assessing your

deferred tax assets for a valuation allowance would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. Refer to Section V of our Release No. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Key Factors Affecting our Business, page 18

Effects of Economic Conditions, page 18

7. In the fourth full paragraph on page 18 you state that prices for commodities have increased resulting in an increase by furniture manufacturers on the price of goods sold to you. Please revise your disclosure to clarify whether these costs have been passed along to your customers, and what factors you consider in determining the point at which you pass such costs along.

Results of Operations, page 19

8. Please refer to your analysis of fiscal 2009 as compared to fiscal 2008. We note that you have quantified the change in same store sales as part of your analysis of the change in revenues, and you note that same store sales exclude MDG stores. Please tell us how you considered quantifying the impact of MDG stores on the other items that you analyze in this disclosure, such as gross profit; selling, general and administrative costs; and non-operating items. In this regard, it appears from Note 11 to your financial statements that pre-tax income/loss as a percentage of revenues differs significantly between your RoomStore and Mattress Discounters segments, so it is unclear to us that your current analysis of results, which is at the consolidated level for all line items except revenues, provides your readers with adequate context to understand the impact that the Mattress Discounters segment had on your current results and may have on your future results. Refer to Item 303(a) of Regulation S-K and to our Release No. 33-8350.

9. We note your narrative explanation of changes in your effective tax rates between 2007, 2008 and 2009, and we also note your tabular rate reconciliation within Note 6 to your financial statements. It is unclear to us that your current narrative analysis fully explains why your adjustments for state income taxes resulted in significant positive amounts some years and significant negative amounts other years. Additionally, it is unclear to us that your current analysis fully explains the significant "federal income tax adjustment" that occurred solely in 2007. Please revise your narrative analysis of tax expenses to better explain these matters, with a view toward providing enough information about how these adjustments arose that your readers have some insight into how likely similar adjustments are to reoccur in the future.

Liquidity and Financial Position, page 21

10. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or

result in your liquidity decreasing or increasing in any material way. For example, we note your discussion on page 18 regarding increases in global commodity prices and the increase in "big box" competition. Discuss whether you expect these trends to continue and how they may impact your plans to expand, your available liquidity, or any other factors. You should also consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Material opportunities, challenges,
- Risk in the short and long term and the actions you are taking to address them, and
- The results or expected results of any actions you have taken to address identified risks and trends, such as the actions regarding competition that you describe in the last sentence of page 18.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Financing and Debt, page 22

11. In the eighth full paragraph on page 22 you state that amounts available under your credit facility with Bank of America are reduced by, among other things, "periodic inventory valuation adjustments." Please expand your disclosure to discuss the terms of these adjustments so that an investor is able to understand the effect that changes in your inventory may have on your available capital.

Quantitative and Qualitative Disclosure About Market Risk, page 23

12. Your disclosure regarding your level of reliance on foreign sources for your inventory appears to be inconsistent. In the second to last paragraph on page 23 you state that you buy approximately 70% of your inventory from foreign sources. In comparison, your first full risk factor on page 7 states that you import 55% of your merchandise from foreign countries, either directly or through U.S.-based companies, and your disclosure in the fourth paragraph on page 26 states that you purchase 90% of your goods from U.S.-based companies. We understand that you may purchase inventory indirectly from foreign sources through U.S.-based companies, but we are still unable to reconcile all of these statements. Please revise.

Business, page 24

13. The fourth full paragraph on page 15 and Note 11 to your financial statements on page F-21 state that you conduct your business as two operating segments, RoomStore and Mattress Discounters Group. It appears, however, that your business discussion does not differentiate between the two segments and may not provide all of the required disclosure for each segment. Please revise your business section to provide all disclosure required

under Item 101(b) and (c) of Regulation S-K for both of your operating segments and clarify to which segment your disclosure applies.

14. Please identify the individual 25 percent owner of MDG that you reference in the last paragraph on page 24 and indicate whether that person is considered a related party to you.

Our Industry, page 25

15. Please provide us with support for your discussion throughout the section under the subheading "Our Industry" on page 25, and for your statement on page 1 that you are "among the top 30 furniture retailers in the United States." If the information is based upon reports or articles, please provide copies of these documents to us, appropriately marked to highlight the sections relied upon. We understand that you have referenced general sources such as the U.S. Department of Commerce, U.S. Bureau of the Census, National Association of Realtors, Wall Street Journal and RealtyTrac, but you did not provide specific citations and we are unable to locate the source of your statements. We also note that you provide no source for the industry specific information you provide in the fourth paragraph under this section. If any statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief.

16. We note your statement in the last full paragraph on page 25 that significant furniture retailer bankruptcies occurred during the past four years, but in the same paragraph you state that furniture sales started to soften less than three years ago in late 2006. Please revise your disclosure to identify those bankruptcies that occurred prior to this softening in the market and explain why these bankruptcies are relevant to your discussion.

Information Systems, page 27

17. We note that it appears that you use the term "RS" in place of RoomStore on pages 27 and 28, and it does not appear that you have defined this term. Please revise, and to the extent practicable, please refrain from using defined terms in your prospectus. See Rule 421(b) of Regulation C. We also note your defined references on page i which are unnecessary as such references are clear from their context. Please delete.

Management of the Company, page 30

18. Please revise the discussions of your directors' and executive officers' experience to clarify each person's business experience during the past five years. Specifically, we note that you do not provide relative time periods for the experience described for Messrs. Kaplan, Stringer and Giordano. See Item 401(e) of Regulation S-K.

Director Compensation, page 31

19. Please revise your disclosure to discuss why $16,500 of Mr. Shaffner's $22,000 director compensation for the fiscal year ended February 28, 2009 was paid in the form of deferred compensation.

Compensation Discussion and Analysis, page 32

20. Please expand your discussion of executive compensation to include disclosure of why you arrived at specific executive compensation decisions and policies. For example, we note that you pay perquisites and provide severance plans, but there is no discussion regarding why you implemented these elements of compensation. Also, please discuss your reasons for entering into an employment agreement with Mr. Kimbrell and why you chose not to enter into similar agreements with your other executive officers.

The Role of the Compensation Committee, page 33

21. In the last paragraph on page 33 you state that in determining executive compensation your Compensation Committee, among other things, reviews executive pay for comparable positions at comparable companies. We also note in the first paragraph on page 34 you state that in setting base salaries the Committee considers average salary levels "paid to similar executives in similar companies." Please identify the companies used in these comparisons and the manner in which these companies were identified. See Item 402(b)(xiv) of Regulation S-K; and Staff Observations in the Review of Executive Compensation Disclosure available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Annual Cash Bonuses, page 34

22. We note that cash bonuses are awarded to your executives based on achievement of specified EBITDA goals. Please disclose the specific targets established for each of your named executive officers for each of the applicable years, and describe the factors that went into establishing those targets, or demonstrate to us how disclosure of such targets could cause you competitive harm. See Instruction 4 to Item 402(b) of Regulation S-K.

Profit Sharing Plan, page 35

23. We note your disclosure in the third full paragraph on page 35 that "no company profit sharing contributions were made to the profit sharing or savings plan for the fiscal years ending February 2006, 2007 and 2008." In light of your reported net income for the fiscal years ending February 2006 and 2007, please revise your disclosure to clarify why no company profit sharing contributions were made in these years.

Summary Compensation Table, page 37

24. We note that your executive officers were subject to significant increases and decreases in compensation from 2007 through 2009. Please revise your disclosure to discuss the factors considered in decisions to materially increase or decrease compensation. Refer to Item 402(b)(ix).

Where You Can Find More Information, page 45

25. We note your disclosure in the last paragraph on page 45 stating that after your registration statement becomes effective you will file periodic reports, proxy statements and other information with the SEC. Please revise your filing to disclose information regarding the availability of your annual, quarterly and current reports as required by Item 101(e)(4) of Regulation S-K.

Financial Statements, page F-1

26. Please update your financial statements and related disclosures, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Consolidated Balance Sheets, page F-3

27. Please revise your balance sheet line item description "Commitments" to include a reference to the note to your financial statements where these items are discussed. Refer to Rule 5-02.25 of Regulation S-X.

Consolidated Statements of Operations, page F-4

28. We note your discussion of warranty fee income and delivery services elsewhere in your filing and have the following comments:

- As you appear to be providing services by selling separately priced extended warranties and delivery services, please tell us how you considered separately presenting sales and cost of sales related to products and services on the face of your statements of operations. Refer to Rules 5-03(b)(1) and (2) of Regulation S-X.
- If you have not disaggregated this information on the face of your statements of operations because revenues from services are less than 10% of your total revenues, it appears to us that disclosure of revenues from services may still be required within your footnotes to comply with paragraph 37 of SFAS 131. Please tell us how you considered disclosing revenues from warranties and/or deliveries within your footnotes to comply with this guidance. Also tell us how you considering disaggregating revenues by type of product below your RoomStore and Mattress Discounters segments to comply with this guidance.

- Finally, if warranties or deliveries are creating fluctuations in your revenues, gross profit or operating income from year to year, it appears that additional discussion should be added to your analysis of results of operations to address this matter as part of providing your readers with the context necessary to understand the changes in your results. Please tell us how you determined such additional disclosure was not necessary.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-7

Equity Method Investment, page F-9

29. We note the summary financial information you have provided for CDS's statements of operations. It is unclear to us whether "Income" and "Expenses" are the same as revenues and operating expenses, which we assume would be the most meaningful measures for a real estate investment company consistent with the guidance in Rule 1-02(bb)(1)(ii) of Regulation S-X. If so, please consider revising the titles of these line items to clarify this. Alternatively, if "Income" and "Expenses" include both operating and non-operating items, please tell us why you believe this is the most meaningful presentation of results for CDS.

30. We noted on page 26 your discussion of a 45% investment in a direct sourcing company called Source 1 World, HK Ltd. and have the following comments:

- Please explain to us how you account for this investment.
- If you account for it under the equity method of accounting, please explain to us how you considered disclosing summarized information as to assets, liabilities, and results of operations of the investee as contemplated by paragraph 20d of APB 18 and Rule 4-08(g) of Regulation S-X.
- If you account for it by a method other than the equity method, please explain to us why you feel that is the appropriate method.

Self-Insurance, page F-9

31. We note your disclosures concerning self-insurance. Please disclose, either here or in the related Critical Accounting Policy within MD&A, any stop-loss or other limits to your liability for each type of loss that you self-insure to provide your readers with a better understanding of the risks involved in your decision to self-insure. Additionally, please confirm to us, if true, that you have not had significant fluctuations in your self-insurance expense during the periods presented in your financial statements, since we note that you have not discussed self-insurance expense within your analysis of results of operations.

Advertising Expense, page F-10

32. Please tell us whether you participate in any cooperative advertising programs with your vendors. If so, tell us how you considered providing an accounting policy related to accounting for cooperative advertising programs, and quantify in your footnote any amounts of cooperative advertising funds netted against your disclosed amounts of advertising expense.

Note 8. Stockholders' Equity, page F-18

33. We assume from your computation of weighted average shares outstanding for diluted earnings per share, seen at the top of page F-19, that several of your vested stock options were anti-dilutive for the years ended February 28, 2007 and February 29, 2008. If our understanding is correct, please tell us where you have provided the disclosure required by paragraph 40(c) of SFAS 128. If our understanding is incorrect, please explain this to us in more detail.

34. We note your disclosures concerning the registration rights agreement entered into with the Trust. Please tell us, and consider disclosing to your readers, whether this agreement requires you to transfer any consideration to the Trust if the registration statement is not made effective by a certain date or if effectiveness is not maintained. If so, please tell us how you considered the guidance in FSP EITF 00-19-2.

Note 10. Acquisitions, page F-20

35. We note your disclosure concerning your purchase of certain assets from the bankrupt Mattress Discounters Corporation. Please tell us whether this was an acquisition of a business or an acquisition of net assets, and provide us with a reasonably detailed analysis of the factors specified in EITF 98-3 to support your conclusion. If this was an acquisition of a business, please tell us and consider clarifying to your readers why you recorded no goodwill. Additionally, with reference to paragraphs B172-B174 of SFAS 141, tell us how you considered assigning part of the purchase price to the acquired property leases and executory contracts.

Note 11. Segments, page F-21

36. Please explain to us how you considered the disclosure requirements of paragraphs 27 and 28 of SFAS 131.

37. We note your narrative disclosure that management evaluates the performance of the segments based on revenues and earnings. If your segmental measure of profit or loss is income or loss before income taxes, please revise your narrative disclosure to clarify this matter, as the term "earnings" may be interpreted to indicate measures other than income or loss before income taxes.

Exhibit 5.1 Opinion of Brian D. Bertonneau, Counsel for Roomstore, Inc.

38. Please have counsel revise his opinion to opine whether the securities were validly issued.

39. Please have counsel revise his opinion to consent to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit and being named in the registration statement. Refer to Section 7 of the Securities Act of 1933 and Rule 436 under the Securities Act of 1933.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Sellars at (202) 551-3348 or, in her absence, Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Christopher J. Lange, Esq.
        Scott H. Richter, Esq.
        (Via Facsimile)